SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number)

AMERICAN DEPOSITARY SHARES (ADS) EACH REPRESENTING

FIFTEEN (15) SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

00709P108

(CUSIP Number)

Matthew Ricciardi

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

(212) 578-2675

October 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

CUSIP No. 020304634	13D	Page 2 of 16

1.	Names of reporting persons MetLife, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 302,749,323
	9.	Sole dispositive power 0
	10.	Shared dispositive power 302,749,323
11.	Aggregate amount beneficially owned by each reporting person 302,749,323
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 91.4%
14.	Type of reporting person (see instructions) CO, HC

CUSIP No. 020304634	13D	Page 3 of 16

1.	Names of reporting persons MetLife Chile Acquisition Co. S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 131,725,750
	9.	Sole dispositive power 0
	10.	Shared dispositive power 131,725,750
11.	Aggregate amount beneficially owned by each reporting person 131,725,750
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.8%
14.	Type of reporting person (see instructions) CO

CUSIP No. 020304634	13D	Page 4 of 16

1.	Names of reporting persons Inversiones Previsionales S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 171,023,573
	9.	Sole dispositive power 0
	10.	Shared dispositive power 171,023,573
11.	Aggregate amount beneficially owned by each reporting person 171,023,573
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.6%
14.	Type of reporting person (see instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, without par value (collectively, the “Common Shares,” and each a “Common Share”) of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), a Chilean corporation (sociedad anónima). Common Shares trade on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile, Bolsa de Valores) and the Valparaiso Stock Exchange (Bolsa de Corredores, Bolsa de Valores Valparaiso) (collectively, the “Chilean Exchanges”). American Depositary Shares, each representing fifteen (15) Common Shares (collectively, “ADSs,” and each an “ADS”), trade on the New York Stock Exchange. The Company’s principal executive offices are located at Pedro de Valdivia 100, piso 16, Santiago, Chile.

Item 2. Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MetLife, Inc. (“MetLife”), a Delaware corporation, and its indirect wholly-owned subsidiaries, MetLife Chile Acquisition Co. S.A. (“Purchaser”), a Chilean closed corporation (sociedad anónima cerrada) and Inversiones Previsionales S.A. (“Inversiones Previsionales,” and collectively with MetLife and Purchaser, the “Reporting Persons”), a Chilean corporation (sociedad anónima). MetLife’s executive offices are located at 200 Park Avenue, New York, New York 10166. Purchaser’s and Inversiones Previsionales’ executive offices, respectively, are located at Agustinas 640, piso 18, Santiago, Región Metropolitana, Chile.

MetLife is a leading global provider of insurance, annuities and employee benefit programs. Purchaser was formed by MetLife for the purpose of acquiring up to 100% of the outstanding Common Shares and ADSs and does not engage in any other business activities. Inversiones Previsionales was formed as an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) in connection with the Transaction Agreement (as defined in Item 3), among MetLife and certain of its affiliates and BBVA and certain of its affiliates. The issued and outstanding shares of capital stock of Inversiones Previsionales were transferred to Purchaser and Inversiones MetLife Holdco Tres Limitada (“HoldCo Tres”), a Chilean limited liability company (sociedad de responsabilidad limitada) that is an indirect wholly-owned subsidiary of MetLife, on October 1, 2013, simultaneously with Purchaser’s acquisition of the Common Shares and ADSs tendered into the Offers (as defined in Item 3). Inversiones Previsionales does not engage in any business activity other than holding the Common Shares of Provida.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of MetLife, Purchaser and Inversiones Previsionales are set forth on Schedules I, II and III attached hereto and are incorporated herein by reference.

To the best knowledge of MetLife, Purchaser and Inversiones Previsionales, none of MetLife, Purchaser, Inversiones Previsionales or any of the persons listed in Schedules I, II and III have been, during the past five (5) years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4, MetLife, BBVA and BBVA Inversiones Chile S.A. (collectively with BBVA, the “BBVA Parties”) entered into a Transaction Agreement, dated as of February 1, 2013 (the “Transaction Agreement”). Purchaser later executed a Share Purchaser Joinder Agreement to the Transaction Agreement together with MetLife and the BBVA Parties, dated as of March 12, 2013, thereby becoming a party to the Transaction Agreement. The Transaction Agreement and Share Purchaser Joinder Agreement were previously filed and are hereby incorporated by reference.

Pursuant to the Transaction Agreement, subject to the satisfaction or waiver of certain conditions, Purchaser agreed to commence a tender offer in the United States and a tender offer in Chile (respectively, the “U.S. Offer and the “Chilean Offer” and, collectively, the “Offers”), and the BBVA Parties agreed that (i) BBVA would tender into the Offers its 42,076,485 Common Shares held in the form of ADSs and (ii) following the expiration of the Offers and simultaneously with the closing of the Offers, BBVA would cause the transfer to Purchaser and HoldCo Tres of 100% of the issued and outstanding shares of capital stock of Inversiones Previsionales, which was then an indirect wholly-owned subsidiary of BBVA, thereby transferring indirectly the 171,023,573 Common Shares held by Inversiones Previsionales.

On August 29, 2013, Purchaser commenced the U.S. Offer to purchase: (i) up to 100% of the issued and outstanding Common Shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act) and (ii) up to 100% of the outstanding ADSs from all holders wherever located, for U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid election by a tendering security holder), and less the amount of any fees, expenses and withholding taxes that may have been applicable. Simultaneously with the U.S. Offer, Purchaser commenced the Chilean Offer in accordance with the mandatory tender offer rules of the Republic of Chile (“Chile”) to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located, for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer. The Offers expired on September 27, 2013.

On September 30, 2013, Purchaser announced on a Schedule TO-T/A filed with the U.S. Securities and Exchange Commission (the “SEC”) that it had accepted for payment all of the ADSs and Common Shares that were tendered in the U.S. Offer. On the same date, Purchaser announced in Chile that it had accepted for payment all of the Common Shares that were tendered in the Chilean Offer. On or around October 1, 2013, as a result of the Offers, Purchaser acquired 131,725,750 Common Shares (including those represented by ADSs), representing approximately 39.8% of the outstanding Common Shares, including the 42,076,485 Common Shares then held in the form of ADSs by BBVA.

On October 1, 2013, simultaneously with payment for the ADSs and Common Shares validly tendered and not withdrawn in the Offers, BBVA caused the transfer to Purchaser and HoldCo Tres of 100% of the issued and outstanding shares of capital stock of Inversiones Previsionales, thereby transferring indirectly the 171,023,573 Common Shares held by Inversiones Previsionales, representing approximately 51.6% of the outstanding Common Shares. Purchaser paid BBVA the same price per Common Share and per ADS as paid by Purchaser to holders of Common Shares and ADSs pursuant to the Offers.

As a result of the above-described transactions, MetLife currently indirectly owns 302,749,323 Common Shares (including 72,775,905 Common Shares represented by ADSs) representing approximately 91.4% of the outstanding Common Shares.

Purchaser paid an aggregate of U.S. $1,808,612,512.21 for the Common Shares and ADSs acquired in connection with the transactions described herein, which was funded through MetLife and its subsidiaries’ existing cash balances.

Item 4. Purpose of Transactions

The purpose of the Transaction Agreement (as defined in Item 3) was for MetLife, through Purchaser and Inversiones Previsionales, to acquire up to 100% of the Common Shares and ADSs. Subject to applicable law, the Reporting Persons intend to acquire additional Common Shares and ADSs through open market purchases, privately negotiated transactions or purchases facilitated by brokers in Chile or the United States, or otherwise. In connection with any such acquisition of additional Common Shares or ADSs, the Reporting Persons may enter into contracts and other arrangements with brokers and other market participants in Chile or the United States. The Reporting Persons do not currently have any plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, or to sell or transfer a material amount of assets of the Company or any of its subsidiaries.

In accordance with the Transaction Agreement, BBVA caused the members of the Company’s board of directors that were appointed by BBVA or any of its subsidiaries (excluding the Company’s independent directors and their independent alternates) to resign from the board of directors of the Company and caused the board of directors to appoint in the place of each such resigning director such qualified person as was designated by MetLife, effective as of October 2, 2013. MetLife therefore designated a majority of the board of directors of the Company. The Reporting Persons may from time to time cause changes in the board of directors of the Company, as the Reporting Persons may determine at any such time. From time to time the Reporting Persons may appoint, replace or remove management of the Company.

The Reporting Persons do not currently have any plans or proposals that would result in any changes to the Company’s by-laws which may impede the acquisition of control of the Company by any person or that would result in a material change to the Company’s present capitalization or dividend policy. However, the Reporting Person may manage the Company differently than BBVA, including with respect to dividend policy and business strategy.

Subject to applicable law, MetLife may cause the Company to delist the Common Shares and ADSs from the Chilean Exchanges and the New York Stock Exchange and to terminate the Company’s registration with the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros) and the SEC. MetLife may also cause the Company to terminate the deposit agreement among the Company, the ADS Depositary and holders of ADSs, dated as of November 22, 1994, as amended and restated as of February 7, 1996, as further amended and restated as of August 19, 1999.

If and when the Reporting Persons directly or indirectly hold in the aggregate more than 95% of the then outstanding Common Shares, remaining minority shareholders (including remaining U.S. holders) may be able to exercise limited redemption rights in accordance with Chilean law. Under Chilean law and the Company bylaws, the Reporting Persons are not currently permitted to squeeze out the remaining holders of Common Shares or ADSs, although if a squeeze-out right becomes available in the future, the Reporting Persons reserve the right to exercise it to the fullest extent permitted by law.

Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a, b) Inversiones Previsionales is the direct record owner of and has shared voting and dispositive power with respect to 171,023,573 Common Shares, representing approximately 51.6% of the outstanding Common Shares. Purchaser is the direct record owner and has shared voting and dispositive power with respect to 131,725,750 Common Shares (including those held in ADS form), representing approximately 39.8% of the outstanding Common Shares. MetLife may be deemed to beneficially own and have shared voting and dispositive power with respect to 302,749,323 Common Shares (including those held in ADS form), representing 91.4% of the issued and outstanding Common Shares, which is the sum of the Common Shares held by its indirect wholly-owned subsidiaries, Inversiones Previsionales and Purchaser.

(c) MetLife and the BBVA Parties entered into the Transaction Agreement and Purchaser later executed a Share Purchaser Joinder Agreement to the Transaction Agreement, as described more fully in Item 3.

Pursuant to the Transaction Agreement, subject to the satisfaction or waiver of certain conditions, Purchaser agreed to commence the Offers, and the BBVA Parties agreed that (i) BBVA would tender into the Offers its 42,076,485 Common Shares held in the form of ADSs and (ii) following the expiration of the Offers and simultaneously with the closing of the Offers, BBVA would cause the transfer to Purchaser and HoldCo Tres of 100% of the issued and outstanding shares of capital stock of Inversiones Previsionales, which was then an indirect wholly-owned subsidiary of BBVA, thereby transferring indirectly the 171,023,573 Common Shares held by Inversiones Previsionales.

On August 29, 2013, Purchaser commenced the U.S. Offer to purchase: (i) up to 100% of the issued and outstanding Common Shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act) and (ii) up to 100% of the outstanding ADSs from all holders wherever located, for U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid election by a tendering security holder), and less the amount of any fees, expenses and withholding taxes that may have been applicable. Simultaneously with the U.S. Offer, Purchaser commenced the Chilean Offer in accordance with the mandatory tender offer rules of Chile to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located, for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer. The Offers expired on September 27, 2013.

On September 30, 2013, Purchaser announced on a Schedule TO-T/A filed with the SEC that it had accepted for payment all of the ADSs and Common Shares that were tendered in the U.S. Offer. On the same date, Purchaser announced in Chile that it had accepted for payment all of the Common Shares that were tendered in the Chilean Offer. On or around October 1, 2013, as a result of the Offers, Purchaser acquired 131,725,750 Common Shares (including those represented by ADSs), representing approximately 39.8% of the outstanding Common Shares, including the 42,076,485 Common Shares then held in the form of ADSs by BBVA.

On October 1, 2013, simultaneously with payment for the ADSs and Common Shares validly tendered and not withdrawn in the Offers, BBVA caused the transfer to Purchaser and HoldCo Tres of 100% of the issued and outstanding shares of capital stock of Inversiones Previsionales, thereby transferring indirectly the 171,023,573 Common Shares held by Inversiones Previsionales, representing approximately 51.6% of the outstanding Common Shares. Purchaser paid BBVA the same price per Common Share and per ADS as paid by Purchaser to holders of Common Shares and ADSs pursuant to the Offers.

As a result of the above-described transactions, MetLife currently indirectly owns 302,749,323 Common Shares (including 72,775,905 Common Shares represented by ADSs) representing approximately 91.4% of the outstanding Common Shares.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Shares or ADSs of Provida covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third persons with respect to Common Shares or ADSs.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(d) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.*

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013.*

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated as of: October 11, 2013

MetLife, Inc.

By:	/s/ William J. Wheeler
	Name:	William J. Wheeler
	Title:	President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Randal W. Haase
	Name:	Randal W. Haase
	Title:	Authorized Representative

Inversiones Previsionales S.A.

By:	/s/ Randal W. Haase
	Name:	Randal W. Haase
	Title:	Authorized Representative

Exhibit Index

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(d) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.*

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013.*

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013.*

*	Filed herewith.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of MetLife. Each such person is a citizen of the United States of America, with the exception of John C.R. Hele, Franciscus Hijkoop, Michel Khalaf and Christopher G. Townsend, who are citizens, respectively, of Canada, the Netherlands, the Republic of Lebanon and the United Kingdom of Great Britain and Northern Ireland.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Steven A. Kandarian	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman of the Board, Chief Executive Officer and President	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Ricardo A. Anzaldua	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and General Counsel	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Steven J. Goulart	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Investment Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

John C.R. Hele	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Financial Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Franciscus Hijkoop	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Human Resources Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Beth M. Hirschhorn	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President, Global Brand, Marketing and Communications	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Michel Khalaf	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, EMEA	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Martin J. Lippert	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Head of Global Technology and Operations	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Maria R. Morris	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Head of Global Employee Benefits	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Christopher G. Townsend	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Asia	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

William J. Wheeler	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Americas	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Kurt M. Campbell	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman and CEO of The Asia Group, LLC	The Asia Group, LLC 2101 L Street NW, Suite 440 Washington, D.C. 20037

Cheryl W. Grisé	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Carlos M. Gutierrez	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Vice Chairman Albright Stonebridge Group	Albright Stonebridge Group 555 Thirteenth Street, NW, Suite 300 West Washington, DC 20004

R. Glenn Hubbard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Dean and Russell L. Carson Professor of Economics and Finance, Graduate School of Business, Columbia University	Graduate School of Business Columbia University 3022 Broadway Uris Hall, Room 101 New York, NY 10027

John M. Keane	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Senior Partner, SCP Partners; President, GSI, LLC	SCP Partners 2020 K. Street N.W. Suite 300 Washington, D.C. 20006

Alfred F. Kelly, Jr.	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman of the Board, President and Chief Executive Officer, NY/NJ Super Bowl Host Company	MetLife Stadium One MetLife Stadium Drive East Rutherford, NJ 07073

William E. Kennard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former U.S. Ambassador to the European Union	N/A

James M. Kilts	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Partner, Centerview Partners Management, LLC	Centerview Partners Management, LLC 3 Greenwich Office Park, 2nd floor Greenwich, CT 06831

Catherine R. Kinney	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Hugh B. Price	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	John L. Weinberg / Goldman Sachs Visiting Professor of Public and International Affairs, Woodrow Wilson School, Princeton University	Princeton University Robertson Hall Princeton, NJ 08544-1013

Kenton J. Sicchitano	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Lulu C. Wang	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chief Executive Officer, Tupelo Capital Management LLC	Tupelo Capital Management LLC 340 Madison Avenue, 19th floor New York, NY 10173

SCHEDULE II

DIRECTORS AND OFFICERS OF PURCHASER

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Purchaser. Each such person is a citizen of Chile.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President - New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Ronald Michael Mayne–Nicholls Secul	Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile	Latin American Marketing Officer	MetLife Chile Seguros de Vida S.A. Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile

Pablo Iacobelli del Rio	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

SCHEDULE III

DIRECTORS AND OFFICERS OF INVERSIONES PREVISIONALES

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Inversiones Previsionales. Each such person is a citizen of Chile.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President - New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Ronald Michael Mayne–Nicholls Secul	Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile	Latin American Marketing Officer	MetLife Chile Seguros de Vida S.A. Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile

Pablo Iacobelli del Rio	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile